UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Loop Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54352F107

(CUSIP Number)

Jon Niermann

c/o Loop Media, Inc.

700 N. Central Ave., Suite 430

Glendale, CA 91203

(213) 436-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54352F107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Jon Niermann
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	20,520,833*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	20,520,833*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
20,520,833*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 15.3%*
14.	Type of Reporting Person (See Instructions): IN

 *As of the date hereof, (the "Filing Date"), Jon Niermann ("Mr. Niermann") may be deemed to beneficially own an aggregate of 20,520,833 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Loop Media, Inc. (the "Issuer"), reported as follows: (i) 520,833 shares of Common Stock underlying options held directly by Mr. Niermann; and (ii) 20,000,000 shares of Common Stock held directly by Pioneer Productions, LLC ("Pioneer"), where Mr. Niermann is the Sole Member. Excludes 729,167 shares of Common Stock underlying unvested options held by Mr. Niermann. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Niermann, may be deemed to beneficially own 20,520,833 shares of Common Stock of the Issuer, representing 15.3% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 133,470,141 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

CUSIP No. 54352F107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Pioneer Productions, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Nevada

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	20,000,000*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
20,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 15%*
14.	Type of Reporting Person (See Instructions): OO

 * As of the date hereof, (the "Filing Date"), Pioneer Productions, LLC ("Pioneer") directly owns 20,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Loop Media, Inc. (the "Issuer"), representing 15% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 133,470,141 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Loop Media. Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 700 N. Central Ave., Suite 430, Glendale, California 91203. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.	Identity and Background

This statement is being filed on behalf of Jon Niermann (“Mr. Niermann”) and Pioneer Productions, LLC (“Pioneer”, together with Mr. Niermann, the “Reporting Persons”).

Mr. Niermann is the (i) Chief Executive Officer and Chairman of the Issuer and (ii) the Sole Member of Pioneer. Mr. Niermann, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all of the securities of the Issuer held directly by himself and Pioneer.

The address of the principal business office of Mr. Niermann is c/o Loop Media, Inc. 700 N. Central Ave., Suite 430, Glendale, California 91203. The address of the principal business office of Pioneer is 420 8th Street, Huntington Beach, California 92648.

The principal business of Mr. Niermann is to serve as Chief Executive Officer and Chairman of the Issuer. The principal business of Pioneer is engaging in the purchase and sale of securities for investment with the objective of capital appreciation for its members.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Niermann is a citizen of the United States. Pioneer is a limited liability company organized under the laws of Nevada.

Item 3.	Source and Amount of Funds or Other Consideration

On February 5, 2020, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 3, 2020, by and among the Issuer, Loop Media Acquisition, Inc. (“Merger Sub”), and Loop Media, Inc. (“Legacy Loop”), Merger Sub merged with and into Legacy Loop with Legacy Loop surviving as a wholly owned subsidiary of the Issuer (the "Merger"). Upon the consummation of the Merger, each issued and outstanding share of common stock of Legacy Loop was canceled and converted into to right to receive one share of Common Stock of the Issuer. Pioneer received 20,000,000 shares of Common Stock in the Merger for no consideration due to the conversion of Legacy Loop common stock that was held by Pioneer prior to the Merger.

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by the actual terms of the agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

On November 10, 2020, the Board of Directors of the Issuer approved equity awards pursuant to the Issuer’s Amended and Restated 2020 Equity Incentive Compensation Plan (the “Stock Option Plan”), whereby Mr. Niermann received 1,250,000 options to purchase Common Stock (the “Options”) for no consideration. The Options vest as to 25% on March 1, 2021, with the remainder to vest thereafter in 36 equal monthly installments. The Options have an exercise price of $1.10 per share and expire on November 10, 2030.

Item 4.	Purpose of Transaction

Mr. Niermann acquired the securities reported herein in his capacity as Co-founder of Legacy Loop and Chief Executive Officer and Chairman as the Issuer. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Niermann, may be deemed to beneficially own an aggregate of 20,520,833 shares of Common Stock, reported as follows: (i) 520,833 shares of Common Stock underlying options held directly by Mr. Niermann and (ii) 20,000,000 shares of Common Stock held directly by Pioneer. Excludes 729,167 shares of Common Stock underlying unvested options held by Mr. Niermann. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Niermann, may be deemed to beneficially own 20,520,833 shares of Common Stock of the Issuer, representing 15.3% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 133,470,141 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

Except as described herein, during the past sixty (60) days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

Mr. Niermann, in his capacity as an officer and director of the Issuer may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Stock Option Plan and the Issuer’s director compensation policy, in effect from time to time. Mr. Niermann will serve as an officer and director until his successor has been elected and qualified or until the earlier of his resignation or removal. As an officer of the Issuer, Mr. Niermann will also be eligible to participate in any executive benefit plan or program the Issuer may adopt.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated November 30, 2021, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.
Exhibit 2	Agreement and Plan of Merger, dated as of January 3, 2020, by and among Interlink Plus, Inc., Loop Media Acquisition, Inc. and Loop Media, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on February 7, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2021

By:	/s/ Joanne Lytle

Joanne Lytle, Attorney-in-Fact for Jon Niermann

PIONEER PRODUCTIONS, LLC

By: Jon Niermann, its Sole Member

By:	/s/ Joanne Lytle

Name:	Joanne Lytle
Title:	Attorney-in-Fact for Jon Niermann, Sole Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).